EXHIBIT 7

Unaudited computation of ratio of earnings to fixed charges(1)

	Six months ended 30 September 2007 £m	Year ended 31 March 2007 £m	Year ended 31 March 2006 £m	Year ended 31 March 2005 £m
Under IFRS:

Financing costs per IFRS Consolidated Income Statement	1,280	1,612	1,120	880
One third of rental expense	163	340	323	303

Fixed charges (IFRS)(2)	1,443	1,952	1,443	1,183

Profit/(loss) before taxation from continuing operations	4,560	(2,383)	(14,853)	7,285
Share of profit in associated undertakings	(1,443)	(2,728)	(2,428)	(1,980)
Fixed charges	1,443	1,952	1,443	1,183
Dividends received from associated undertakings	476	791	835	1,896
Preference dividend requirements of a consolidated subsidiary	(32)	(69)	(74)	(71)

Earnings (IFRS)	5,004	(2,437)	(15,077)	8,313
Ratio of earnings to fixed charges (IFRS)	3.5	-	-	7.0
Deficiency between fixed charges and earnings (IFRS)	-	(4,389)	(16,520)	-

	Six months ended 30 September 2007 £m	Year ended 31 March 2007 £m	Year ended 31 March 2006 £m	Year ended 31 March 2005 £m
Under US GAAP(3):

Fixed charges (IFRS)	1,443	1,952	1,443	1,183
Impact on financing costs due to proportionate consolidation of joint ventures	46	36	32	50
Impact on rental expense due to proportionate consolidation of joint ventures	(30)	(70)	(74)	(64)

Fixed charges (US GAAP)	1,459	1,918	1,401	1,169

Loss before taxation from continuing operations	(4,399)	(8,422)	(10,418)	(12,856)
Share of (profit)/loss in investments accounted for under the equity method	(81)	26	1,044	2,179
Fixed charges	1,459	1,918	1,401	1,169
Dividends received from associated undertakings	476	791	835	1,896
Dividends received from joint ventures	25	189	65	121
Preference dividend requirements of a consolidated subsidiary	(32)	(69)	(74)	(71)

Earnings (US GAAP)	(2,552)	(5,567)	(7,147)	(7,562)
Ratio of earnings to fixed charges (US GAAP)	-	-	-	-
Deficiency between fixed charges and earnings (US GAAP)	(4,011)	(7,485)	(8,548)	(8,731)

Notes:

(1)All of the financial information presented in this exhibit is unaudited and prior periods have been adjusted to reflect discontinued operations.

(2)Fixed charges include (1) interest expensed; (2) amortised premiums, discounts and capitalised expenses related to indebtedness; (3) an estimate of the interest within rental expense; and (4) preference security dividend requirements of a consolidated subsidiary. These include the financings costs of subsidiaries and joint ventures.

(3)For discussion of significant differences between IFRS and US GAAP and a reconciliation of net income between amounts calculated under IFRS and under US GAAP, see note 16 to the Condensed Consolidated Financial Statements.

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